UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 0-19848

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Fossil Group, Inc. Savings and Retirement Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fossil Group, Inc.

901 S. Central Expressway

Richardson, Texas 75080

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

Financial Statements as of December 31, 2012 and 2011 and for the

Year Ended December 31, 2012, Supplemental Schedules as of and for the Year Ended

December 31, 2012, and

Report of Independent Registered Public Accounting

Firm

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

NOTE: The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor’s Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Committee and Audit Committee
Fossil Group, Inc. Savings and Retirement Plan
Richardson, Texas

We have audited the accompanying statements of net assets available for benefits of the Fossil Group, Inc. Savings and Retirement Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2012, and schedule of delinquent participant contributions for the year ended December 31, 2012, are presented for the purpose of additional analysis and are not a required part of the basic 2012 financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These schedules are the responsibility of the Plan’s management.  Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2012 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic 2012 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 26, 2013

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS

Participant-Directed Investments, at Fair Value	$64,328,859	$49,183,774

Receivables:
Notes Receivable from Participants	1,245,191	1,284,806
Employer Contributions	228	4
Employee Contributions	778	30
Receivable Due from Brokers	15	1,171
TOTAL RECEIVABLES	1,246,212	1,286,011

TOTAL ASSETS	65,575,071	50,469,785

LIABILITY

Excess Contributions Refundable	233,077	157,831

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	65,341,994	50,311,954

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(438,941)	(359,717)

NET ASSETS AVAILABLE FOR BENEFITS	$64,903,053	$49,952,237

See notes to financial statements.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

Net Assets Available for Benefits, Beginning of Year	$49,952,237

Investment Income:
Net Appreciation in Fair Value of Investments	5,918,576
Interest and Dividends	602,201
Net Investment Income	6,520,777

Contributions:
Employer	2,728,920
Employee	6,898,214
Rollover	712,628
Total Contributions	10,339,762

Interest from Notes Receivable from Participants	59,163

Total Additions	16,919,702

Deductions:
Benefits Paid	(4,587,490)
Administrative Fees	(108,387)

Total Deductions	(4,695,877)

Net Increase in Net Assets Before Plan Merger	12,223,825

Net Transfers In Plan due to Skagen Plan Merger	2,726,991

Net Increase in Net Assets Available for Benefits	14,950,816

Net Assets Available for Benefits, End of Year	$64,903,053

See notes to financial statements.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1. DESCRIPTION OF THE PLAN

The following description of the Fossil Group, Inc. Savings and Retirement Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Plan Organization, Amendments and General Provisions — The Plan is a defined contribution plan covering eligible employees of eligible U.S. Fossil Group, Inc. subsidiaries. The purpose of the Plan is to encourage employees to accumulate savings for their retirement. The Plan is sponsored and administered by Fossil Group, Inc. (the “Employer” or “Fossil”). The Plan’s trustee is Wells Fargo Bank, N.A. (the “Trustee”).

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Effective January 1, 2012, participants are now able to invest in a Roth 401(k).  The Roth 401(k) feature allows participants to contribute on an after-tax basis and pay no taxes on qualifying distributions when the money is withdrawn.

Effective July 1, 2012, the employees of the newly acquired company, Skagen Designs, Ltd., became Fossil employees and were allowed entry into the Plan. The original Skagen Designs, Ltd. hire date was used for eligibility and vesting purposes for affected employees.

On September 1, 2012, Fossil merged the Skagen Designs Ltd. 401(k) Retirement Savings Plan (the “Skagen Plan”) into the Plan (the “Plan Merger”). As a result of the Plan Merger, all assets and liabilities of the Skagen Plan became assets and liabilities of the Plan, and the Skagen Plan ceased to exist as of August 31, 2012.

Eligibility and Contributions — The Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and permits elective contributions in accordance with Section 401(k) of the Code. Employees become eligible to make salary deferrals as of their date of employment. Effective October 1, 2006 to December 31, 2012, newly hired employees are automatically enrolled in the Plan three months after their hire date, with 3% of gross pay deferred from their paychecks. Non-highly compensated employees are able to defer up to 100% of annual compensation into the Plan, on a pre-tax basis and/or an after-tax (Roth) basis subject to Code limitations of $17,000 and $16,500 for 2012 and 2011, respectively. Highly compensated employees’ contributions are capped at 5% for the 2012 and 2011 plan years. Participants who reach the age of 50 by the end of the Plan year are eligible to contribute catch-up contributions up to $5,500 for 2012 and 2011. Participants may also contribute amounts representing eligible rollover distributions from other qualified retirement plans. Under the terms of the Plan, certain types of compensation (i.e. tuition reimbursements, severance, certain special bonus, etc.) are excluded in determining “gross pay” for contribution purposes. The Plan document provides for limitations on salary deferral contributions in the event of a hardship withdrawal that is, in whole or in part, from the participant’s salary deferral account.

Fossil makes a discretionary matching contribution and may make additional discretionary profit sharing contributions. Participants are eligible to receive matching contributions and/or share in profit sharing contributions after completing three months of continuous service, provided they have completed 250 hours of service during that time. Effective January 1, 2012, matching contributions are $0.50 for every $1.00 contributed up to 6% of the employee’s eligible compensation subject to the Plan’s limitations. Pre-tax, excluding catch-up contributions, and after tax (Roth) contributions are eligible for Employer matching contributions. No discretionary profit sharing contributions were made for 2012.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Employer’s matching contribution, and allocations of the Employer’s discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The participants can change elections and can also reallocate existing funds between available investment options on a daily basis. Notwithstanding the foregoing, in accordance with and by application of applicable securities laws and the Fossil Insider Trading Policy, along with the corresponding Addendum to Insider Trading Policy for Executive Officers, Directors and Designated Employees, both dated August 31, 2005 (“Policy and Addendum”), executive officers subject to Section 16 of the Securities Exchange Act of 1934, as amended, and certain designated employees of Fossil and its subsidiaries (collectively, “Covered Persons”) who have access to material nonpublic information about Fossil will be required to obtain pre-clearance from the General Counsel of Fossil or other designated officers of Fossil before engaging in any transaction involving Fossil securities, and Covered Persons will not be cleared to trade in Fossil securities in accordance with the Policy and Addendum during certain quarterly blackout periods and during certain blackout periods that may arise from time to time out of the occurrence of material nonpublic events, subject to certain exceptions as explained further in the Policy and Addendum. Each

Covered Person receives a copy of the Policy and Addendum and, thus, was notified and understood that he/she should not make any elections under the Plan involving the Fossil stock fund or otherwise trade his/her shares of Fossil stock under the Plan in violation of the Policy and Addendum.

Investments — Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of mutual funds, shares of Fossil Group, Inc. common stock, and two common collective trusts as investment options for participants. Participants may only elect to contribute a maximum of 25% of their contribution deferrals to the Fossil Group, Inc. Common Stock.

Vesting — Vesting in salary deferral and rollover contributions is 100%. Vesting in matching contributions is 20% per year of vesting service. An employee is credited with a year of vesting service for each calendar year in which the participant completes at least 1,000 hours of service. Participants are fully vested after five years of service. For purposes of calculating hours of vesting and eligibility service, salaried employees are credited with 45 hours of service for each week during which they are employed by Fossil, and hourly employees are credited with their actual hours of service.

Participant Loans — Loans are available to all participants at the current prime lending rate of the Trustee, plus 1%, with required repayments through biweekly payroll deductions over no more than five years. In the event that loans are used to acquire the participant’s principal residence, the repayment period may be extended beyond five years. A participant may pay off any remaining loan balance at any time directly to the Trustee. Loan issuances must be at least $1,000 and are limited to the lesser of $50,000 or 50% of the participant’s vested account balance. Fossil exercises sole discretion over making loans to participants. Loan balances for active participants that have not had payments credited within 90 days are considered defaulted loans and are recorded as deemed distributions to the participant.  Interest rates range from 4.25% to 7.00% and maturity dates range from 2013 to 2026.

Distribution of Benefits — Participants are entitled to receive a distribution of the vested portion of their account upon age 59 ½, termination of employment, disability, death, or in the event of financial hardship. On termination of service due to death, disability, or retirement, a participant may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments for a period no longer than the participant’s life expectancy subject to certain conditions contained in the Plan document.

A participant who has separated from service may defer benefit payments until reaching the normal retirement age defined by the Plan, provided his or her vested account balance is greater than $5,000. If the participant’s vested account balance is $5,000 or less following separation, the Plan will issue the participant a full distribution in the form of a lump sum cash payment or the vested account balance will be rolled over into an individual retirement account (“IRA”) or another qualified plan per the conditions contained in the Plan document.

The Plan allows for in-service withdrawals to participants under the age of 59 ½ in the case of financial hardship as defined in Section 401(k) of the Code, subject to certain conditions contained in the Plan document. Subsequent to age 59 1/2, the participant may withdraw all or any portion of his/her vested accounts at any time. Rollover contributions can also be withdrawn at any time.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan, represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or Plan administrative expenses for the Plan year. However, if a participant is reemployed and fulfills certain requirements, as defined in the Plan document, the account will be reinstated. At December 31, 2012 and 2011, forfeited non-vested accounts totaled $220,142 and $84,935, respectively. During the year ended December 31, 2012, forfeitures of non-vested employer matching contributions were used to pay Plan expenses of $27,244 for 2012.

Amendment or Termination — Fossil has reserved the right to amend, modify, or terminate the Plan at any time, subject to the Plan document and applicable laws and regulations. Fossil has no intentions of terminating the Plan and is not aware of any occurrences that could reasonably result in the termination of the Plan. In the event of Plan termination, participants will become 100% vested in their entire account balance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan utilizes various investment instruments including common stock, mutual funds, and common collective trusts. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fossil Inc.’s Common Stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year. The Plan invests in units of two common collective trusts sponsored by the Trustee. Common collective trust funds are stated at fair value as determined by the issuer of the common collective trust funds based on the fair market value of the underlying investments, which include insurance investment contracts, money market funds, and debt and equity securities. The common collective trust fund with underlying investments in insurance investment contracts is valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully benefit-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The change in the difference between fair value and the cost of the investments, including realized gains and losses, is reflected in the statement of changes in net assets available for benefits as net appreciation in fair value of investments during the year. Interest and dividend income are recorded on an accrual basis. Participant loans are valued at the outstanding loan balance, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common trust funds, are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Notes Receivable from Participants — Notes receivables from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Administrative expenses of the Plan are paid by funds from forfeited accounts or by Fossil.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid, were $55,537 and $0 at December 31, 2012 and 2011, respectively.

Excess Contributions Refundable — The Plan is required to return contributions received during the Plan year in excess of the Code limits.

New Accounting Standards — The accounting standard initially adopted in 2012 is described below.

ASU No. 2011-04 — The financial statements reflect the prospective adoption of the Financial Accounting Standards Board (FASB) Accounting Standards Update (ASU) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amends ASC 820, as of the beginning of the year ended December 31, 2012. ASU 2011-04 is effective for financial statements issued for fiscal years beginning after December 15, 2011 and expands certain disclosures about fair value measurement. The ASU requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2. It provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements. The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs. The effect of the adoption of ASU 2011-04 had no impact on the Plan’s statements of net assets available for benefits and statement of changes in net assets available for benefits. See additional disclosures in Note 3.

3. FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Plan’s policy is to recognize significant transfers between levels at the end of the reporting period.

Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The description of the valuation methodologies used for assets measured at fair value are discussed in Note 2. There have been no changes in the methodologies used at December 31, 2012 and 2011.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2012 and 2011.

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2012 Total
Mutual Funds:
Domestic Stock Funds	$13,631,180	$—	$—	$13,631,180
Bond Funds	3,818,231	—	—	3,818,231
International Stock Funds	5,464,887	—	—	5,464,887
Balanced Funds	15,243,418	—	—	15,243,418
Fossil Group, Inc. Common Stock	8,834,445	—	—	8,834,445
Common Collective Trust Funds:
Index Fund	—	2,385,169	—	2,385,169
Stable Return Fund	—	14,951,529	—	14,951,529
Total	$46,992,161	$17,336,698	$—	$64,328,859

	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	2011 Total
Mutual Funds:
Domestic Stock Funds	$10,386,154	$—	$—	$10,386,154
Bond Funds	—	2,950,411	—	2,950,411
International Stock Funds	4,232,134	—	—	4,232,134
Balanced Funds	8,195,162	—	—	8,195,162
Fossil Group, Inc. Common Stock	7,475,077	—	—	7,475,077
Common Collective Trust Funds:
Index Fund	—	1,889,548	—	1,889,548
Stable Return Fund	—	14,055,288	—	14,055,288
Total	$30,288,527	$18,895,247	$—	$49,183,774

Transfers between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

During 2012, three unitized mutual bond funds were sold and similar, non-unitized active mutual fund investments were purchased.  These mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded and are classified as Level 1.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2012 and 2011, there were no transfers between levels.

4. INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	December 31, 2012	December 31, 2011
Wells Fargo Stable Return Fund	$14,951,529	$14,055,288
American Funds Growth	5,770,972	4,543,302
Invesco Van Kampen Equity & Income Fund	4,041,189	3,536,146
Fossil Group, Inc. Common Stock	8,834,445	7,475,077

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Year Ended December 31, 2012
Mutual Funds:
Domestic Stock Funds	$1,541,652
Bond Funds	309,303
International Stock Funds	766,506
Balanced Funds	1,258,033
Fossil Group, Inc. Common Stock	1,579,499
Common Collective Trust Funds:
Index Fund	306,211
Stable Return Fund	157,372

Net Appreciation in Fair Value of Investments	$5,918, 576

5. STABLE VALUE FUND

The Wells Fargo Stable Return Fund (the “Fund”) is a common collective trust fund sponsored by the Trustee. The beneficial interest of each participant is represented by units. Units are issued and redeemed daily at the Fund’s constant net asset value (“NAV”). Distribution to the Fund’s unit holders is declared daily from the net investment income and automatically reinvested in the Fund, when paid. It is the policy of the Fund to use its best efforts to preserve principal and achieve competitive returns by selecting investments not expected to experience price fluctuation in most economic environments, although there is no guarantee that the Fund will achieve these objectives.

Participants ordinarily may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals and administrative expenses. The Fund imposes certain restrictions on the Plan, and the Fund itself may be subject to circumstances that impact its ability to transact at contract value. Plan management believes that the occurrence of events that would cause the Fund to transact at less than contract value is not probable.

Limitations on the Ability of the Fund to Transact at Contract Value:

Restrictions on the Plan — Participant-initiated transactions are those transactions allowed by the Plan, including withdrawals for benefits, loans, or transfers to noncompeting funds within a plan, but excluding withdrawals that are deemed to be caused by the actions of the Plan Sponsor. The following employer-initiated events may limit the ability of the Fund to transact at contract value:

•                  A failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA

•                  Any communication given to Plan participants designed to influence a participant not to invest in the Fund or to transfer assets out of the Fund

•                  Any transfer of assets from the Fund directly into a competing investment option

•                  The establishment of a defined contribution plan that competes with the Plan for employee contributions

•                  Complete or partial termination of the Plan or its merger with another plan

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Trustee and, therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2012 and 2011, the Plan held 94,892 and 94,192 shares, respectively, of common stock of Fossil Group, Inc., the sponsoring employer. During the year ended December 31, 2012, the Plan recorded dividend income of $549,957.

7. NONEXEMPT PARTY-IN-INTEREST TRANSACTION

The Employer remitted certain 2012 participant contributions of $1,825 to the Trustee later than the Plan’s normal remittance period, and therefore were considered untimely by the Department of Labor (DOL) Regulation 2510.3-102. The Employer will file Form 5330 with the IRS and will pay the required excise tax on the transaction. In addition, participant accounts were credited with the amount of investment income that would have been earned had the participant contribution been remitted on a timely basis.

8. FEDERAL INCOME TAX STATUS

The Plan uses a prototype plan document sponsored by the Trustee, who received an opinion letter from the Internal Revenue Service (IRS), dated March 31, 2008, which states that the prototype Plan document satisfies the applicable provisions of the Code. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income tax has been included in the Plan’s financial statements.

During the Plan year, the Plan had certain operational and administrative issues occur. In order to prevent the Plan from incurring a qualification defect, the Plan’s Sponsor has taken the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System (EPCRS).  The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions, however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

9. NET ASSET VALUE (NAV) PER SHARE

The following tables for December 31, 2012 and 2011 set forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2012
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Wells Fargo Stable Return Fund (a)	$14,951,529	$—	Immediate	None	None
Wells Fargo Enhanced Stock Market Fund (b)	2,385,169	—	Immediate	None	None

Total	$17,336,698	$—

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2011
				Other	Redemption
		Unfunded	Redemption	Redemption	Notice
Investment	Fair Value *	Commitment	Frequency	Restrictions	Period

Wells Fargo Stable Return Fund (a)	$14,055,288	$—	Immediate	None	None
Wells Fargo Enhanced Stock Market Fund (b)	1,889,548	—	Immediate	None	None
Delaware High-Yield Opportunities Investment (c)	1,017,060	—	Immediate	None	None
PIMCO Total Return Fund (d)	1,755,729	—	Immediate	None	None
T. Rowe Price Retirement Income (e)	177,622	—	Immediate	None	None

Total	$18,895,247	$—

*                          The fair values of the investments have been estimated using the net asset value of the investment.

(a)                  The Wells Fargo Stable Return Fund seeks to invest in guaranteed income contracts, guaranteed investment contracts, and group annuity contracts issued by insurance companies to provide high income return and the preservation of principal.

(b)                  The Wells Fargo Enhanced Stock Market Fund seeks to invest in common stocks or stock index futures to replicate the movements of the Standards & Poor’s (S&P) 500 Index.

(c)                   The Delaware High Yield Opportunities Investment fund seeks total return with current income; high current income is a secondary consideration.  The fund normally invests at least 80% of net assets in fixed-income securities rated at the time of purchase BBB- or lower by S&P or other similar ratings.

(d)                  The PIMCO Total Return Fund seeks to invest in debt securities to provide a total return consistent with the preservation of capital.

(e)                   The T. Rowe Price Retirement Income investment seeks the highest total return over time consistent with an emphasis on both capital growth and income.  The fund invests in a diversified portfolio of other T. Rowe Price stock and bonds funds that represent various asset classes and sectors.

10. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits per the financial statements to the total net assets per the Form 5500 as of December 31, 2012 and 2011 is as follows:

	December 31, 2012	December 31, 2011
Net assets available for benefits per the financial statements	$64,903,053	$49,952,237
Less: Employer contributions receivable at end of year	(228)	(4)
Less: Employee contributions receivable at end of year	(778)	(30)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	438,941	359,717

Net assets available for benefits per Form 5500	$65,340,988	$50,311,920

For the year ended December 31, 2012, the following is a reconciliation of contributions per the financial statements to the Form 5500:

	Employer	Employee
Contributions per the financial statements	$2,728,920	$6,898,214
Less: Contributions receivable at end of year	(228)	(778)
Add: Contributions receivable at beginning of year	4	30

Contributions per Form 5500	$2,728,696	$6,897,466

For the year ended December 31, 2012, the following is a reconciliation of net investment income (loss) and interest from notes receivable from participants per the financial statements to the total investment gain per Form 5500:

Interest and dividends income per the financial statements	$602,201
Interest from notes receivable from participants per the financial statements	59,163
Net appreciation in fair value of investments per the financial statements	5,918,576
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contract-2011	(359,717)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contract-2012	438,941
Total investment gain per Form 5500	$6,659,164

11. SUBSEQUENT EVENTS

Effective January 1, 2013, the Plan was amended and restated to reflect the change that eligible employees are no longer automatically enrolled in the Plan upon hiring.

Effective May 22, 2013, the Plan sponsor’s name changed from Fossil, Inc. to Fossil Group, Inc. and the Plan name changed from the Fossil, Inc. Savings and Retirement Plan to the Fossil Group, Inc. Savings and Retirement Plan.

* * * * * *

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

Plan Number: 002

Employer Number: 75-2018505

SCHEDULEH, PART IV, LINE4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2012

			(e) Current
(a)	(b) Identity of Issue	(c) Description of Investment	Value

	Mutual Funds:
	American Funds Growth R6	Mutual Fund	$5,770,972
	Fidelity Adv Small Cap/A	Mutual Fund	1,275,491
	Fidelity Contrafund	Mutual Fund	740,221
	Harbor International/Inst	Mutual Fund	1,826,995
	Invesco Van Kampen Comstock Fund Y	Mutual Fund	1,503,738
	Janus Overseas Fund Class I	Mutual Fund	390,855
	MFS International New Discovery R4	Mutual Fund	1,865,093
	MSIF Mid Cap Growth/I	Mutual Fund	1,773,887
	Perkins Mid Cap Value Fund Class I	Mutual Fund	1,211,321
	T. Rowe Price Retire 2030	Mutual Fund	3,213,342
	T. Rowe Price Retire 2040	Mutual Fund	2,825,679
	T. Rowe Price Retire 2050	Mutual Fund	2,449,731
	Thornburg Intl Value/R5	Mutual Fund	1,279,969
	Vanguard Reit Index Signal	Mutual Fund	161,247
	Delaware High-Yield Opportunities Inv	Mutual Fund	1,311,398
	PIMCO Total Return/Inst	Mutual Fund	2,506,833
	Invesco Van Kampen Equity & Inc Fund Y	Mutual Fund	4,041,189
	T. Rowe Price Ret Income	Mutual Fund	208,650
	T. Rowe Price Retire 2010	Mutual Fund	765,563
	T. Rowe Price Retire 2020	Mutual Fund	1,739,264
*	Wells Fargo Advantage Emerg Mkt Eq I	Mutual Fund	101,974
*	Wells Fargo Adv. Spec Small Cap Value I	Mutual Fund	1,194,304

	Common Stock:
*	Fossil Group, Inc.	Common Stock	8,834,445

	Common Collective Trusts:
*	Wells Fargo Stable Return Fund	Common Collective Trust Fund	14,951,529
*	WF Enhanced Stock Market Fund G	Common Collective Trust Fund	2,385,169

		Loans to participants with interest rates ranging from 4.25% to 7.00% and maturity dates ranging from 2013 to 2026	1,245,191

	Total Investments		$65,574,050

*                                         Party-in-interest

See independent auditor’s report.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

Plan Number: 002

Employer Number: 75-2018505

SCHEDULE H, PART IV, QUESTION 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

FOR THE YEAR ENDED DECEMBER 31, 2012

Total That Constitute Nonexempt Prohibited
	Transactions			Total Fully
			Contributions	Corrected
	Contributions	Contributions	Pending	under VFCP
	Not	Corrected	Correction	and PTE
Participant Contributions Transferred Late to the Plan	Corrected	Outside VFCP	in VFCP	2002-51
2012 participant contributions considered untimely by DOL	$—	$1,825	$—	$—
Check here if late participant loan contributions are included

See independent auditor’s report.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 33-65980 of Fossil Group, Inc. on Form S-8 of our report dated June 26, 2013, relating to the financial statements and financial statement schedules of Fossil Group, Inc. Savings and Retirement Plan, appearing in this Annual Report on Form 11-K of the Fossil Group, Inc. Savings and Retirement Plan for the year ended December 31, 2012.

/s/ Deloitte & Touche LLP

Dallas, Texas

June 26, 2013

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, Fossil Group, Inc. (which administers the Plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

FOSSIL GROUP, INC. SAVINGS AND RETIREMENT PLAN

/S/ Dennis R. Secor
Dennis R. Secor, Member of the Investment Committee

Date: June 26, 2013

Exhibit Index

Exhibit Number	Document Description

23	Consent of Deloitte & Touche LLP (as contained on page 15)